Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2003		2004		2005		2006		2007		2008
Net (loss) income	(39,755)		13,155		41,779		43,899		46,217		9,723

Income tax (benefit) expense	(23,573)		11,305		31,899		34,227		37,185		14,086
Fixed charges	142,545		127,933		147,069		173,889		226,537		231,683

Earnings	79,217		152,393		220,747		252,015		309,939		255,492

Interest expense, net	93,285		75,584		89,160		111,644		159,849		157,956

Rents under leases representative of an interest factor	48,895		51,984		57,544		61,880		66,323		73,362
Preferred dividends	365		365		365		365		365		365

Fixed charges	142,545		127,933		147,069		173,889		226,537		231,683

Ratio of earnings to fixed charges(2)	0.6	x	1.2	x	1.5	x	1.5	x	1.4	x	1.1	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $63.3 million.